SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 27, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release
DEALING IN SECURITIES BY COMPANY SECRETARY OF ANGLOGOLD
ASHANTI LIMITED

ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
(“AngloGold Ashanti”)
ISIN: ZAE000043485 JSE Share code: ANG
DEALINGS IN SECURITIES BY THE COMPANY SECRETARY OF ANGLOGOLD
ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME
In terms of JSE Listings Requirement 3.63 AngloGold Ashanti gives notice that the company secretary has exercised share options, after having received clearance to do so in terms of
Listings Requirement 3.66. The options were granted in terms of the AngloGold Share
Incentive Scheme.

This has resulted in the following ordinary shares of the company having been allotted and traded on the JSE:
Details L
EATWELL
Date options exercised
26 May 2010
Date options granted
1 November 2004
16 March 2007
17 March 2007
Quantity of options exercised / shares
allotted
2,552
Option exercise price
1,252 at NIL
1,300 at R228.00
Quantity of shares sold on the JSE
2,552
Nature of sale
Sale of shares on market
Quantity of shares acquired in own name
NIL
Market price per share (excluding costs)
R330.00
Total value of shares sold
R842,160
Type of interest
Beneficial
% of total shares in issue
0.000703856%
27 May 2010
JSE Sponsor: UBS
Queries

South Africa
Tel:
Mobile:
E-mail:
Alan Fine (Media) +27 (0) 11 637 6383 +27 (0) 83 250 0757 afine@AngloGoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 27, 2010
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary